FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	×	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 7, 2011 regarding Hitachi’s transfer of hard disk drive business to Western Digital

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date	March 7, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Transfers Hard Disk Drive Business to Western Digital

Irvine, Calif., U.S., and Tokyo, Japan, March 7, 2011 --- Western Digital Corporation (NYSE: WDC, “WD”) and Hitachi, Ltd. (NYSE:HIT / TSE:6501, “Hitachi”) announced today that they have entered into a definitive agreement to transfer Hitachi’s Hard Disk Drive (HDD) business to WD.

WD will acquire all shares of Hitachi Global Storage Technologies (“Hitachi GST”)’s holding company, Viviti Technologies Ltd. (“Viviti”) in a cash and stock transaction valued at approximately $4.3 billion. The proposed combination will result in customer-centric storage company, with significant operating scale, strong global talent and the industry’s broadest product lineup backed by a rich technology portfolio.

Under terms of the agreement, WD will acquire Hitachi GST for $3.5 billion in cash and 25 million WD common shares valued at $750 million, based on WD closing stock price of $30.01 as of March 4, 2011. Hitachi will own approximately ten percent of WD shares and hold two seats on the WD board of directors. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the quarter ending September 2011. Steve Milligan, president and chief executive officer of Hitachi GST, will join WD’s existing senior management team as president.

“The acquisition of Hitachi GST is a unique opportunity for WD to create further value for our customers, shareholders, employees, suppliers and the communities in which we operate.” said John Coyne, president and chief executive officer of WD. “We believe this step will result in several key benefits—enhanced R&D capabilities, innovation and expansion of a rich product portfolio, comprehensive market coverage and scale that will enhance our cost structure and ability to compete in a dynamic marketplace. The skills and contributions of both workforces were key considerations in assessing this compelling opportunity. We will be relying on the proven integration capabilities of both companies to assure the ongoing satisfaction of our customers and to bring this combination to successful fruition."

"This combination will bring together two industry leaders with consistent track records of strong execution and industry outperformance,” said Steve Milligan, president and chief executive officer, Hitachi GST. “Together we can provide customers worldwide with the industry’s most compelling and diverse set of products and services, from innovative personal storage to Solid State Drives for the Enterprise.”

Hiroaki Nakanishi, representative executive officer and president of Hitachi said, "As the former CEO of Hitachi GST, I always believed in the potential of Hitachi GST to become a larger and more agile company. This is a strategic combination of two industry leaders, both growing and profitable. It provides an opportunity for the new company to increase customer and shareholder value and expand into new markets. Additionally, it is important to us that WD shares common values with Hitachi GST to create a more global company that is well positioned to define a broader role in the evolving storage industry."

1.	Outline of Company Whose Shares to Be Transferred
1)	Corporate name	:	Viviti Technologies Ltd.
2)	Headquarters	:	Singapore (*) (*) Hitachi GST’s headquarters is located at San Jose, California, U.S.A.
3)	Name and Title of Representative	:	Steve Milligan, President & CEO
4)	Description of Businesses	:	Development, manufacture and sale of HDDs
5)	Date Established	:	October 5, 2010
6)	Paid-in capital	:	US$2,113 million (As of December 31, 2010)
7)	Major Shareholder and Shareholdings	:	Hitachi 100% (As of March 7, 2011)
8)	Sales	:	US$6,003 million (¥526.8 billion) (January-December 2010)
9)	Relationships with Hitachi
	Capital Relationships	:	Hitachi holds all issued shares of Viviti.
	Personnel Relationships	:	A total of six persons from Hitachi, including two Executive Officers serve as Directors at Viviti.

	Transaction Relationships	:	Hitachi procures HDDs from Hitachi GST. Hitachi conducts fund transactions with Hitachi GST under the Hitachi Group’s cash pooling system.

10)	Three-Year Summary of Business Performance and Financial Condition :
Period recorded for Hitachi’s consolidated accounting purpose		FY 2008	FY 2009	FY 2010
Shipment Period		Jan.2008 to Dec.2008	Jan.2009 to Dec.2009	Jan.2010 to Dec.2010
Revenue	Billions of yen	573.3	451.7	526.8
	Millions of U.S. dollars	5,574	4,821	6,003
Operating income	Billions of yen	21.4	9.2	57.2
	Millions of U.S. dollars	208	106	645
Total shareholder’s equity	Millions of U.S. dollars	545	596	1,257
Total assets	Millions of U.S. dollars	3,092	3,067	3,656

2.	Outline of Company Who Acquires the Transferred Shares

1)	Corporate name	:	Western Digital Corporation
2)	Headquarters	:	Irvine, California, U.S.A.
3)	Name and Title of Representative	:	John F. Coyne, President & CEO
4)	Description of Businesses	:	Development, manufacture and sale of HDDs
5)	Date Established	:	April 23, 1970
6)	Paid-in capital	:	US$1,042 million (As of December 31, 2010)
7)	Major Shareholders and Shareholdings	:	Fidelity 6.1% Vanguard Group 4.9% (As of December 31, 2010)
8)	Total shareholder’s equity	:	US$5,159 million (As of December 31, 2010)
9)	Total assets	:	US$7,843 million (As of December 31, 2010)
10)	Sales	:	US$9,850 million (July 2009-June 2010)
11)	Relationships with Hitachi
	Capital Relationships	:	Not applicable
	Personnel Relationships	:	Not applicable
	Transaction Relationships	:	Hitachi procures HDDs from WD.

3. Status of Shareholdings Before and After the Transfer
Shareholding ratio before transfer: WD   0%, Hitachi 100%
Shareholding ratio after transfer  : WD 100%, Hitachi   0%

4. Transfer price
US$3.5 billion and 25 million shares of WD stock

5. Schedule for share transfer
Subject to customary closing conditions, including regulatory approvals; anticipated close in the quarter ending September 2011.

6. Effect of this transaction on the business results of Hitachi
There will be no impact on earnings in the fiscal year ending March 31, 2011.
At present, the impact on earnings in the fiscal year ending March 31, 2012 is uncertain. We will announce the impact when it becomes clear.

About Western Digital Corporation
WD, one of the storage industry's pioneers and long-time leaders, provides products and services for people and organizations that collect, manage and use digital information. The company designs and produces reliable, high-performance hard drives and solid state drives that keep users' data accessible and secure from loss. Its advanced technologies are configured into applications for client and enterprise computing, embedded systems and consumer electronics, as well as its own consumer storage and media products.

WD was founded in 1970. The company's storage products are marketed to leading OEMs, systems manufacturers, selected resellers and retailers under the Western Digital® and WD® brand names. Visit the Investor section of the company's website (www.westerndigital.com) to access a variety of financial and investor information.

About Hitachi, Ltd.
Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

Western Digital Safe Harbor
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements in this press release include statements concerning the immediate accretion and other benefits expected from the transaction, the expected timing of the completion of the transaction and management’s anticipated plans and strategies for the combined company. These forward-looking statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including: delays in or failure to obtain any required regulatory approvals with respect to the transaction; failure to consummate or delay in consummating the transaction for other reasons; the possibility that the expected benefits of the transaction may not materialize as expected; failure to successfully integrate the products, R&D capabilities, infrastructure and employees of WD and Hitachi GST; and other risks and uncertainties detailed in WD’s filings with the SEC, including WD’s recent Form 10-Q filed with the SEC on Jan. 28, 2011 for the quarter ended Dec. 31, 2010, to which your attention is directed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and WD undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances. In addition, this press release contains information about a non-GAAP financial measure. Please note that this non-GAAP financial measure excludes acquisition-related expenses, restructuring charges and amortization of intangibles that we expect to incur in connection with the transaction and following the closing of the transaction. Because these items will not be known to us until on or after the closing of the transaction, we are unable to provide information about the most directly comparable GAAP financial measure. The impact of these excluded items will cause the non-GAAP financial measure to differ materially from the comparable GAAP financial measure.

Hitachi, Ltd. Cautionary Statement
Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.
Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:
•	economic conditions, including consumer spending and plant and equipment investments in
Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, as well as levels of demand in the major industrial sectors which Hitachi serves, including, without limitation, the information, electronics, automotive, construction and financial sectors;
•     exchange rate fluctuations for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;
•     uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing;
•     uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities that it holds;
•     the potential for significant losses on Hitachi’s investments in equity method affiliates;
•     increased commoditization of information technology products and digital media-related products and intensifying price competition for such products, particularly in the Components & Devices and the Digital Media & Consumer Products segments;
•     uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;
•     rapid technological innovation;
•     the possibility of cost fluctuations during the lifetime of or cancellation of long-term contracts, for which Hitachi uses the percentage-of-completion method to recognize revenue from sales;
•     fluctuations in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins and shortages of materials, parts and components;
•     fluctuations in product demand and industry capacity;
•     uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rates and/or price of raw materials and shortages of materials, parts and components;

•     uncertainty as to Hitachi’s ability to achieve the anticipated benefits of its strategy to strengthen its
Social Innovation Business;
•     uncertainty as to the success of restructuring efforts to improve management efficiency by divesting or otherwise exiting underperforming businesses and to strengthen competitiveness and other cost reduction measures;
•     general socio-economic and political conditions and the regulatory and trade environment of countries where Hitachi conducts business, particularly Japan, Asia, the United States and Europe, including, without limitation, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;
•     uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;
•     uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;
•     uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;
•     the possibility of incurring expenses resulting from any defects in products or services of Hitachi;
•     the possibility of disruption of Hitachi’s operations in Japan by earthquakes or other natural disasters;
•     uncertainty as to Hitachi’s ability to maintain the integrity of its information systems, as well as
Hitachi’s ability to protect its confidential information and that of its customers;
•     uncertainty as to the accuracy of key assumptions Hitachi uses to valuate its significant employee benefit related costs; and
•     uncertainty as to Hitachi’s ability to attract and retain skilled personnel.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

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